FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Participation in the Copper Mining Project in Chile

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 26, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

February 26, 2010

For Immediate Release:

To Whom It May Concern

Mitsui & Co., Ltd.

Participation in Copper Mining Project in Chile

Mitsui & Co., Ltd. (“Mitsui”) and Pan Pacific Copper Co., Ltd.(“PPC”) have been in discussions regarding the potential 25% participation by Mitsui in the Caserones Copper Mining Project (“Project”), which is 100% held by PPC through Minera Lumina Copper Chile S.A.(“MLCC”). Today, PPC has announced its decision to invest in and develop the Project. Mitsui’s board has approved the investment, subject to PPC making its final investment decision and finalization of related agreements. The parties are now seeking to reach a final agreement on the details of Mitsui’s participation in the Project by April 2010. Mitsui expects to acquire the 25% interest in the Project through a subsidiary for cash consideration of US$135 million.

MLCC has obtained the necessary environmental permit in Chile to develop the Project. Construction will start this year and is expected to last approximately 4 years. Production is expected to start in 2013 and to last for 28 years to produce a total of 3.5 million tons of copper and 87 thousand tons of molybdenum. The initial investment amount necessary to commence production at the mine is expected to be approximately US$2 billion.

PPC conducted the feasibility study of the Project following its acquisition of the Project in May 2006. Mitsui initiated its own study of the Project after the discussions regarding its possible participation had begun and has concluded that the Project presents an attractive opportunity for Mitsui.

Mitsui is committed to creating long-term value through development of mineral resources, and copper is one of the key business focuses of the company. Mitsui currently participates in the Collahuasi Project and Los Pelambres Project with PPC in the area of copper mining. Mitsui continues to seek opportunities in copper mining business through its global and domestic customer network.

Attachment	: Outline of the Contract

Location of Caserones copper mine

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-6645

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission. This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

<Attachment>

Outline of the Contract

-Asset acquired:	25% share of Minera Lumina Copper Chile S.A. (MLCC)

-Consideration:	US$135 million

<Investment scheme>

Outline of Caserones Copper Mine

Location	Region 3, Chile

Period of construction	2010-2013

Operation launch	Production of Cu Cathode/Jan. 2013 Production of Cu & Mo Concentrate/Sept. 2013

Production Volume (Cu/Mo)

-Average in the first 5 years

    Cu Conc                 approx. 150,000MT/year

    Cu Cathode            approx. 30,000MT/year

    Mo Conc                approx. 3,000MT/year

-Average during the life of the mine (28 years)

    Cu Conc                 approx. 110,000MT/year

    Cu Cathode            approx. 10,000MT/year

    Mo Conc                approx. 3,000MT/year

CAPEX	approx. US$2 billion

Life of mine	28 years

Outline of MLCC

Company’s name	Minera Lumina Copper Chile S.A.

Business purpose	Development and operation (production of Cu Conc and Cathode) of Caserones copper mine project

Shareholders after completion of proposed transaction

75% owned by Pan Pacific Copper & Co., Ltd. (directly and through its wholly owned subsidiary PPC Canada Enterprises Corp.)

25% owned by a wholly owned subsidiary of

Mitsui& Co., Ltd. expected to be incorporated in Tokyo

Location	Region Metropolitana, Chile

Founded	2003

Outline of PPC

Company’s name	Pan Pacific Copper Co., Ltd.

Representative	Yoshimasa Adachi, President and Representative Director

Location	Minato-ku, Tokyo, Japan

Capital	¥62.37 billion (Paid-in capital: ¥31.75 billion, Capital reserve: ¥30.62 billion)

Business purpose	Metal mining, Purchase of Copper Concentrate, Production of Refined Copper, Sulphuric Acid, Precious Metals and other by-products from copper smelting process by tolling contracts, Sales of Refined Copper, Sulphuric Acid, Precious Metals and other by-products

Location of Caserones copper mine